[JONES DAY LETTERHEAD]

January 9, 2009

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       FOIA Confidential Treatment Request

Mr. Mew:

Reference is made to the letter, dated January 9, 2009, from Jones Day, on behalf of Macy’s, Inc. (“Macy’s”), to the Division of Corporation Finance supplementally providing certain information to the staff of the Securities and Exchange Commission (the letter and supplemental information being referred to collectively as the “Submission”).  The Submission is enclosed.

Pursuant to Securities and Exchange Commission Rule 83 (17 C.F.R. § 200.83) (“Rule 83”), adopted under the Freedom of Information Act (“FOIA”), Macy’s hereby requests confidential treatment under the FOIA of all information contained and statements made in the Submission.  Any notices or communications concerning this request for confidential treatment should be directed to:

Macy’s, Inc.
7 West Seventh Street
Cincinnati, Ohio  45202
Attn:    Dennis J. Broderick, Esq.
            Senior Vice President,
            General Counsel and Secretary
Telephone:  (513) 579-7000
Telecopy:  (513) 579-7354

with a copy to:

Mark E. Betzen
Jones Day
2727 N. Harwood Street
Dallas, Texas  75201
Telephone:  (214) 969-3704
Telecopy:  (214) 969-5100

Because the Submission for which Macy’s is seeking confidential treatment is not required to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, no other statute or Securities and Exchange Commission rule or procedure exists for according confidential treatment in connection with the Submission.  As required by Rule 83, each page of the Submission has been marked “Confidential Treatment Requested by Macy’s, Inc.”  In addition, the pages of the Submission have all been marked with Macy’s three-letter code, which is “MAC,” and have been sequentially numbered beginning with 0010001 through 0010024.  A copy of this request (but not the Submission) has been sent to the Commission’s Office of Freedom of Information and Privacy Act Operations.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (214) 969-3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        (w/o encl.)

            Office of Freedom of Information and Privacy Act Operations

            Securities and Exchange Commission
            100 F Street, N.E.

            Mailstop 5100
            Washington, D.C. 20549

            (w/ encl.)

            Milwood Hobbs, United States Securities and Exchange Commission

            Donna Di Silvio, United States Securities and Exchange Commission

            Jim Allegretto, United States Securities and Exchange Commission

            Steven Jacobs, United States Securities and Exchange Commission

Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.

            Mark Larson, KPMG LLP

            John Connor, KPMG LLP

            Carmen Bailey, KPMG LLP

            Melanie Dolan, KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED BY MACY’S, INC. MAC 0010001

[JONES DAY LETTERHEAD]
January 9, 2009
Mr. Andrew Mew Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mailstop 3561 Washington, D.C. 20549

Re:        Macy’s, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Form 10-Q for the Fiscal Quarters Ended May 3, 2008 and August 2, 2008

Form 8-K, filed November 12, 2008
File Number 1-13536

Dear Mr. Mew:

Reference is made to the letter, dated January 9, 2009, from Jones Day, on behalf of Macy’s, Inc. (“Macy’s” or the “Company”), to the Division of Corporation Finance responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced filings.

In response to Staff comment No. 2, Macy’s is supplementally providing to the Staff:

•        A graphical analysis supporting the Company’s conclusion that the Macy’s branded operations and the Bloomingdale’s branded operations have historically had similar economic characteristics.  The Staff is supplementally advised that the Company’s Macy’s branded operations and Bloomingdale’s branded operations are expected to have similar long-term financial performance.

In response to Staff comments No. 3 and No. 4, Macy’s is supplementally providing to the Staff:

•     Macy’s, Inc. Board Book for October 2008, as provided to the Company’s chief operating decision maker on a monthly basis in the ordinary course of business.  The Staff is supplementally advised that this document is called the Board Book because it is delivered to the Company’s Board of Directors on a monthly basis after being reviewed by the Company’s chief operating decision maker.

In response to Staff comment No. 6, Macy’s is supplementally providing to the Staff the following discussion of control premiums in relation to the updated sensitivity analysis of reporting unit fair value as of October 4, 2008.

As part of the sensitivity analysis performed as of October 4, 2008, using the best available data at that time, the Company reconciled the sum of the fair values of its operating units to its market capitalization using two different discount rates.  In this regard, the Company notes that SFAS No. 142 requires a great deal of judgment in respect of the amount of control premium in excess of the company’s market capitalization and that there is not a bright line test to determine the reasonableness of an implied control premium.  [redacted]  Documentation supporting the reasonableness of the implied control premium from the May 31, 2008 impairment analysis was supplementally provided to the Staff on August 26, 2008.  The Company believes that this documentation continues to be reasonable and valid at October 4, 2008, and continues to support the implied control premium as of that date, reflecting the consideration of numerous factors including comparable transactions, strength of company specific tradenames and continued strong cash flows.

If you have any questions, please do not hesitate to contact the undersigned at (214) 969‑3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        Milwood Hobbs, United States Securities and Exchange Commission

            Donna Di Silvio, United States Securities and Exchange Commission

            Jim Allegretto, United States Securities and Exchange Commission

            Steven Jacobs, United States Securities and Exchange Commission

Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.

            Mark Larson, KPMG LLP

            John Connor, KPMG LLP

            Carmen Bailey, KPMG LLP

            Melanie Dolan, KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED BY

MACY’S, INC.

MAC 0010004

[Graphical analysis supporting the Company’s conclusion that the Macy’s branded operations and the Bloomingdale’s branded operations have historically had similar economic characteristics]

[Redacted]

CONFIDENTIAL TREATMENT REQUESTED BY

MACY’S, INC.

[MAC 0010005-MAC 0010024]

[Macy’s, Inc. Board Book for October 2008]

[Redacted]